1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: March 10, 2016	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC February 2016 Revenue Report

Hsinchu, Taiwan, R.O.C. – March 10, 2016 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for February 2016: On a consolidated basis, revenues for February 2016 were approximately NT$59.55 billion, a decrease of 16.0 percent from January 2016 and a decrease of 4.9 percent versus February 2015. Revenues for January through February 2016 totaled NT$130.41 billion, a decrease of 12.9 percent compared to the same period in 2015.

TSMC February Revenue Report (Consolidated):

(Unit:NT$ million)
Period	February 2016	January 2016	M-o-M Increase (Decrease) %	February 2015	Y-o-Y Increase (Decrease) %	January to February 2016	January to February 2015	Y-o-Y Increase (Decrease) %
Net Revenues	59,551	70,855	(16.0)	62,645	(4.9)	130,407	149,765	(12.9)

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:
Lora Ho	Elizabeth Sun	Michael Kramer
Senior VP & CFO	Director	Project Manager
Tel: 886-3-505-4602	Corporate Communication	PR Department
	Division	Tel: 886-3-563-6688
	Tel: 886-3-568-2085	Ext. 7125031
	Mobile: 886-988-937999	Mobile: 886-988-931352
	E-Mail: elizabeth_sun@tsmc.com	E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of February 2016.

1.	Sales volume (in NT$ thousands)

Period	Items	2016	2015
Feb.	Net sales	59,551,321	62,645,075
Jan.-Feb.	Net sales	130,406,556	149,765,143

2.	Funds lent to other parties: None.

3.	Endorsements and guarantees (in NT$ thousands) :

		Amount
Guarantor	Limit of guarantee	Bal. as of period end
TSMC*	305,417,930	52,618,094

*	The guarantees were provided to TSMC Global and TSMC North America, which are both wholly-owned subsidiaries of TSMC.

4.	Financial derivative transactions (in NT$ thousands)

For assets / liabilities denominated in foreign currencies.

•	TSMC

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	31,131,463
	Mark to Market Profit/Loss	60,667
	Unrealized Profit/Loss	99,895
Expired Contracts	Notional Amount	47,167,344
	Realized Profit/Loss	400,516
Equity price linked product (Y/N)		N

•	TSMC China

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	6,632,240
	Mark to Market Profit/Loss	(455)
	Unrealized Profit/Loss	25,348
Expired Contracts	Notional Amount	14,399,600
	Realized Profit/Loss	(65,786)
Equity price linked product (Y/N)		N

•	VisEra Tech

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	467,032
	Mark to Market Profit/Loss	1,774
	Unrealized Profit/Loss	3,421
Expired Contracts	Notional Amount	543,706
	Realized Profit/Loss	(4,690)
Equity price linked product (Y/N)		N

•	TSMC Global

		Future
Margin Payment		(1,706)
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	245,939
	Mark to Market Profit/Loss	294,434
	Unrealized Profit/Loss	(1,366)
Expired Contracts	Notional Amount	458,643
	Realized Profit/Loss	(10,043)
Equity price linked product (Y/N)		N